SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

[ X ]   Annual Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.

                               or

[   ]   Transition Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-16533

         Sovereign Bancorp, Inc. Retirement Savings Plan
                     (Full title of the plan)

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

              Registrant's telephone number, including
                     area code:  (610) 320-8400

   Notices and communications from the Securities and Exchange
   Commission relating to this report should be forwarded to:

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610

                Attention:  Lawrence M. Thompson, Jr.

                          With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                         One Penn Square
                          P.O. Box 1594
                     Lancaster, PA  17608-1594



Item 1.  Financial Statements and Exhibits

         a.  Financial Statements

             1.  Report of Ernst & Young LLP.

             2.  Statements of Net Assets Available for
                 Benefits as of December 31, 1999 and 1998.

             3. Statements of Changes in Net Assets Available for Benefits for each of the years in the two year period ended December 31, 1999.

             4.  Notes to Financial Statements.

         b.  Exhibits

             1.  Consent of Ernst & Young LLP.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              RETIREMENT SAVINGS PLAN

Date:  June 28, 2000          By /s/ Lawrence M. Thompson, Jr.
                                 Chief Administrative Officer
                                 and Secretary



               Financial Statements and Schedules

     Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

             Years ended December 31, 1999 and 1998
               with Report of Independent Auditors



     Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

               Financial Statements and Schedules

              Years ended December 31, 1999 and 1998





                            Contents


Report of Independent Auditors                             1

Audited Financial Statements

Statements of Net Assets Available for Benefits            2
Statements of Changes in Net Assets Available for          3
   Benefits
Notes to Financial Statements                              4

Schedules

Schedule of Assets Held for Investment Purposes at End    11
   of Year
Schedule of Reportable Transactions                       12



                Report of Independent Auditors

The Pension Committee
Sovereign Bancorp, Inc.

We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 16, 2000



      Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

         Statements of Net Assets Available for Benefits



                                           December 31
                                        1999         1998

Assets
Investments                         $42,936,928  $23,869,634

Cash                                          -      117,967

Receivables:
Participants' contribution                    -      256,202
Employer's contribution               1,937,258    1,193,940
Investment income                             -       52,083
Total receivables                     1,937,258    1,502,225
Total assets                         44,874,186   25,489,826

Liabilities
Other liabilities                             -        9,293
Total liabilities                             -        9,293

Net assets available for benefits   $44,874,186  $25,480,533


See accompanying notes.



    Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

  Statements of Changes in Net Assets Available for Benefits

                                   Year ended December 31
                                    1999           1998

Additions:
  Investment income:
    Net realized and
    unrealized depreciation
    in fair value of
    investments                  $(8,234,911)   $(1,288,706)
  Interest and dividends           1,183,633        286,558
                                  (7,051,278)    (1,002,148)

  Rollovers in                    25,381,491        582,105

  Contributions:
    Participants                   5,073,655      3,179,888
    Employer                       1,937,258      1,190,537
                                   7,010,913      4,370,425
  Transfers from plan mergers        489,302      5,597,357
Total additions                   25,830,428      9,547,739

  Deductions:
    Benefits paid to participants  6,398,613      2,762,926
    Administrative expenses           38,162              -
  Total deductions                 6,436,775      2,762,926

  Net increase                    19,393,653      6,784,813
  Net assets available for
    benefits:
    Beginning of year             25,480,533     18,695,720
    End of year                  $44,874,186    $25,480,533

See accompanying notes.



    Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

                  Notes to Financial Statements

                        December 31, 1999

1. Description of Plan

The following brief description of the Sovereign Bancorp, Inc.
401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees and certain part-time employees of Sovereign Bancorp, Inc. and its affiliates (the Sponsor). Employees can begin participation after meeting the eligibility criteria of completion of six months of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In June of 1999 the Plan changed service providers by replacing the trustee and plan administrator. Prior to June 1999, Wheat First Union served as trustee and Conrad M. Siegle Inc. served as plan administrator. In June of 1999 Putnam Fiduciary Trust Company became trustee and plan administrator for the Plan.

Plan Mergers and Rollovers In

In May of 1999, approximately $24.1 million of assets were rolled into the Plan as a result of the acquisition of 93 former CoreStates branches and the associated employee base by the Sponsor, and in December of 1999, approximately $.4 million of assets were transferred into the Plan as a result of merging the savings plan of The Network Companies, which was acquired by the Sponsor.

In July of 1998, approximately $1.5 million of assets were transferred into the Plan as a result of merging the savings plans of West Jersey Bancshares and First State Financial Services, and in November and December of 1998 approximately $3.6 million and $500 thousand, respectively, of assets were transferred into the Plan as a result of merging the savings plans of ML Bancorp, Inc. and Carnegie Bancorp, Inc., all institutions acquired by the Sponsor.

Contributions

A participant may direct the Sponsor to make contributions to the participant's account of up to 12% of compensation on a before-tax basis.

Employer matching contributions are made to participant accounts for all participants employed on December 31 of each Plan year. The Sponsor will contribute a matching percentage, determined annually by the Sponsor, which was 50% of a participant's contributions in 1999 and 1998. The employer's matching percentage is applied to the lower of (1) the participant's contributions or (2) 6% of the participant's compensation for the year. Employer contributions may be made only from its profits of the current year and/or its accumulated retained earnings. Currently, matching employer contributions are invested solely in Sovereign Bancorp, Inc. common stock.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. The Company's contribution is allocated to participant's accounts by multiplying the lower of a participant's contributions or 6% of the participant's compensation for the year by the Company's matching percentage.

Plan earnings from each investment option are allocated to participant's accounts according to their ownership interest in each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and the Company's matching contributions, plus actual earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the Plan's options.

Participants may change their investment options at any time.
Each participant may transfer all or a portion of his or her balance in any one or more funds to another fund or funds.

Also, the trustee may, at its discretion, invest any portion of a fund in cash or other short-term investments.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account. Interest rates are set at the current prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account
(mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have any vested portion of his or her account rolled over into an eligible retirement plan.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

Administration

Putnam Fiduciary Trust Company is the trustee for the Plan. During 1996, the Charter FSB Bancorp 401(k) Plan's ("Charter") assets and participants (whose plan sponsor had previously been acquired by the Sponsor) merged into the Plan. Upon the merger of this plan, the participants of Charter continued to hold their investment balances in the original Charter Investments, however, they were required to direct future contributions into the Plan's investment options. Retirement Systems Group, Inc. is the trustee for the assets of the former Charter FSB Bancorp 401(k) Plan.

Administrative expenses incurred by the Plan are paid by the Plan to the extent the expenses are not paid by the Sponsor.

Reclassification

Certain 1998 amounts have been reclassified to conform to 1999 presentation.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

     December 31, 1999
     Sovereign Bancorp, Inc. Common Stock* -
       1,084,396 shares
      (stock of Plan sponsor, a party-in-interest
       to the Plan)                                 $8,082,137

     First Union Corporation Common Stock -
       155,749 shares                                5,120,726

     Putnam Investors Fund - 470,455 shares          9,009,219

     Putnam Stable Value Fund - 7,150,906 shares     7,150,906

     S&P 500 Fund - 246,775 shares                   8,622,313

     December 31, 1998
     Sovereign Bancorp, Inc. Common Stock* - 914,452 shares
       (stock of Plan sponsor, a
        party-in-interest to the Plan)         $13,030,941

     *  Portion of which is nonparticipant-directed

During 1999 and 1998, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

                                          Year ended December 31
                                           1999            1998

     Registered investment companies   $ 2,585,087     $946,542
     Common stocks                     (10,819,998)  (2,235,248)

                                       $(8,234,911) $(1,288,706)

4. Nonparticipant-Directed Investments

The only nonparticipant-directed investment is in the Sponsor's common stock. The administrator does not track the amount of the Sponsor's common stock that is participant directed and nonparticipant-directed.

                                         December 31
     Net assets:                          1999       1998
       Investments at fair value:
         Sovereign Bancorp, Inc.
         common stock                   $8,082,137  $13,030,941
         Short-term Investment Fund              -      238,969
       Total investments                 8,082,137   13,269,910

     Contributions receivable            1,937,258    1,332,432
     Interfund transfers receivable              -      104,729
     Other liabilities                           -         (102)

                                       $10,019,395  $14,706,969


                                        Year ended December 31
                                          1999         1998
     Change in net assets:
       Contributions                   $ 4,577,064  $ 3,155,971
       Interest and dividends               99,509       63,605
       Net depreciation in fair value   (7,010,187)  (2,235,248)
       Distributions to participants    (1,981,377)  (1,417,994)
       Interfund transfers                (361,276)    (114,908)
       Administrative expense              (11,307)           -
       Transfers from plan mergers               -    2,082,119
                                       $(4,687,574)  $1,533,545

5. Plan Termination

Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated, participants would become fully vested in their accounts.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code
(IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The pension committee believes that the Plan is qualified and the related trust is tax-exempt.

7. Transactions with Parties-In-Interest

During 1999 and 1998, the Plan received $98,434 and $58,915 in dividends from the Sponsor, respectively. Fees paid during the year by the Plan for other services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Plan held 1,084,396 and 914,452 shares of common stock of the Sponsor at December 31, 1999 and 1998, respectively.



     Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan**

                      Schedule H, Line 4i -
  Schedule of Assets Held for Investment Purposes at End of Year

                       December 31, 1999



   Identity of Issuer                 Description of investment       Cost         Current value
First Union Corporation                 Common stock                                 $5,120,726
Sovereign Bancorp, Inc.*                Common stock                 $12,042,128      8,082,137
                                                                                     13,202,863

Putnam Fund for Growth and Income       Registered Investment Company                 1,028,535
Putnam Investors Fund                   Registered Investment Company                 9,009,219
Putnam Asset Allocation - Balanced      Registered Investment Company                 2,089,656
Putnam Asset Allocation - Conservative  Registered Investment Company                    84,462
Putnam Stable Value Fund                Registered Investment Company                 7,150,906
S&P 500 Fund                            Registered Investment Company                 8,622,313
RSI - Core Equity Fund                  Registered Investment Company                   284,514
RSI - Emerging Growth Equity Fund       Registered Investment Company                   106,038
RSI - Value Equity Fund                 Registered Investment Company                    47,446
RSI - Short-Term Investment Fund        Registered Investment Company                    90,757
RSI - Intermediate Term Bond Fund       Registered Investment Company                    58,216
RSI - Actively Managed Bond Fund        Registered Investment Company                    27,468
                                                                                     28,599,530

Participant loans*                         Interest rates ranging from 5.75%
                                             to 9.25%                                 1,134,535

                                                                                    $42,936,928

*  Indicates party-in-interest to the Plan.

** Plan identification number 002/EIN number 23-2453088.



          Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

                         Schedule H, Line 4j -
                 Schedule of Reportable Transactions

                     Year ended December 31, 1999





                                                                                  Current
                                                                                   Value
                                                                                  of Asset
                                                                                     on
Identity of Party       Description of       Purchase     Selling    Cost of     Transaction     Net
   Involved                Asset              Price        Price      Asset          Date    Gain/(Loss)

Category (iii)-Series of transactions in excess of 5% of plan assets

Sovereign Bancorp, Inc. Sovereign Bancorp,
                        Inc. Common Stock  $4,699,868  $        -  $4,699,868  $4,699,868   $        -
                                                    -   1,401,824     187,115           -    1,214,709

* Transactions made on the market.

There were no category (i), (ii), or (iv) reportable transactions during 1999.
























                     Supplemental Schedules



                          Exhibit Index

          Exhibit

1.  Consent of Ernst & Young LLP



                 CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-29038) pertaining to the Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan of our report dated June 16, 2000, with respect to the financial statements and schedules of the Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                               /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
June 28, 2000